FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No 1	Director/PDMR Shareholding dated 9 August 2010
Exhibit No 2	Publication of Registration Document dated 9 August 2010
Exhibit No 3	Publication of Prospectus dated 9 August 2010
Exhibit No 4	Sale of Loan Portfolio to Intermediate Capital dated 17 August 2010
Exhibit No 5	Director/PDMR Shareholding dated 18 August 2010
Exhibit No 6	Publication of Prospectus dated 18 August 2010
Exhibit No 7	Dividend Declaration dated 25 August 2010
Exhibit No 8	Supplementary Prospectus dated 27 August 2010
Exhibit No 9	Total Voting Rights dated 31 August 2010

Exhibit No 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Ellen Alemany

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ellen Alemany

8 State the nature of the transaction

Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

609,324

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00105%

13. Price per share or value of transaction

£0.52351

14. Date and place of transaction

6 August 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

6 August 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

9 August 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
244

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0000004%

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction
£0.5110

14. Date and place of transaction
9 August 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
22,855 shares     0.00004%

16. Date issuer informed of transaction
9 August 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Group Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

9 August 2010

Exhibit No 2

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

Registration Document for The Royal Bank of Scotland Group plc dated 9 August 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7967Q_-2010-8-9.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Jennifer Moreland
Head of Treasury Markets
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

Exhibit No 3

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 9 August 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7975Q_-2010-8-9.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Jennifer Moreland
Head of Treasury Markets
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 4

17 August 2010

The

Royal Bank of Scotland

Group

plc

('RBS')

to sell a portfolio of loans to a fund managed by Intermediate Capital Group plc ('ICG')

The Royal Bank of Scotland Group plc ('RBS') announces today that it has agreed to the sale of a €1.4 billion portfolio of primarily senior loans to a fund managed by Intermediate Capital Group plc ('ICG'). The transaction is expected to complete by the end of August 2010.

ICG is a FTSE 250 listed investment firm and fund manager, highly experienced in managing senior loans with approximately €11 billion under management in proprietary capital and third party funds and over 21 years of investment experience.

RBS continues to demonstrate progress with its strategic plan. This sale is in line with the Group's strategy to reduce its funded balance sheet and exposure to its existing leveraged loan book within its Non-Core Division.

RBS Global Banking & Markets is acting as Sole Arranger and Lead Manager on this transaction.

For further information:

Alexander Holcroft

Investor Relations

+44 (0) 20 7672 1758

Group Media Centre

Tel: +44 (0) 131 523 4205

Exhibit No 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Brian Hartzer

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Brian Hartzer

8 State the nature of the transaction

Release and sale of 806,468 ordinary shares from The Royal Bank of Scotland Group plc 2009 Restricted Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

806,468

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00139%

11. Number of shares, debentures or financial instruments relating to shares disposed

806,468

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00139%

13. Price per share or value of transaction

£0.4655

14. Date and place of transaction

17 August 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

17 August 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

18 August 2010

Exhibit No 6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Programme dated 18 August 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2955R_-2010-8-18.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum and the Supplementary Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum and the Supplementary Offering Memorandum you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 7

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDENDS ON SERIES F, H and L NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2010

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 30 September 2010. The dividends will be paid on 30 September 2010 at the undernoted rates to holders on the register at the close of business on 15 September 2010.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER  2010
The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible dollar preference shares of US$0.01 each for the six months to 30 September 2010. The dividend will be paid on 30 September 2010 at the undernoted rate to holders on the register at the close of business on 15 September  2010.

Series	Dividend payable per share
Series 1	US$45.59

25 August 2010
End

Exhibit No 8

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 27 August 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7988R_-2010-8-27.pdf

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 9

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 August 2010:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-Aug-10

Ordinary shares of £0.25	57,968,643,799	1	57,968,643,799
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of €0.01 (Series 2)	784,989	4	3,139,956
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	108,970,328,788		57,975,383,755

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   31 August 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary